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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                 SCHEDULE 14D-1
           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                CYBERMEDIA, INC.
                           (NAME OF SUBJECT COMPANY)

                           NETWORKS ASSOCIATES, INC.
                           CYCLONE ACQUISITION CORP.
                                   (BIDDERS)
                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   23249P107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                PRABHAT K. GOYAL
                            CHIEF FINANCIAL OFFICER
                            NETWORK ASSOCIATES, INC.
                              3965 FREEDOM CIRCLE
                             SANTA CLARA, CA 95054
                                 (408) 988-3832
                            ------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:

                            DENNIS C. SULLIVAN, ESQ.
                             BRADLEY J. ROCK, ESQ.
                        GRAY CARY WARE & FREIDENRICH LLP
                              400 HAMILTON AVENUE
                              PALO ALTO, CA 94301
                                 (650) 328-6561
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     This Amendment No. 2 dated September 8, 1998 to the Tender Offer Statement on Schedule 14D-1 dated August 3, 1998 (the "Schedule 14D-1") relates to the offer by Cyclone Acquisition Corp., a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of Networks Associates, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (collectively, the "Shares"), of CyberMedia, Inc., a Delaware corporation (the "Company"), at a price of $9.50 per Share, net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, constitutes the "Offer"). Capitalized terms used and not otherwise defined herein have the meanings given such terms in the Offer to Purchase.


ITEM 10. ADDITIONAL INFORMATION.


     Item 10 is hereby amended and supplemented by addition of the following information thereto:



     A copy of the joint press release announcing that the U.S. Department of Justice and the Federal Trade Commission have notified the parties that their request for early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 has been granted and that the Offer has been extended and that the Offer and withdrawal rights will now expire at 8:00 p.m. New York City time, on Wednesday, September 9, 1998, is filed as Exhibit (a)(11) to this Schedule 14D-1 and is incorporated herein by reference.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NUMBER                            DESCRIPTION
--------------                            -----------
    (a)(11)       Press Release, as issued by Parent and the Company on
                  September 7, 1998.


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                                   SIGNATURES

     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          NETWORKS ASSOCIATES, INC.

                                          By:     /s/ WILLIAM L. LARSON
                                            ------------------------------------
                                            William L. Larson
                                            Chief Executive Officer
                                            and Chairman of the Board

                                          CYCLONE ACQUISITION CORP.

                                          By:     /s/ RICHARD HORNSTEIN
                                            ------------------------------------
                                            Richard Hornstein
                                            President


Dated: September 8, 1998


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                                 EXHIBIT INDEX


EXHIBIT NUMBER                            DESCRIPTION
--------------                            -----------
    (a)(11)       Press Release, as issued by Parent and the Company on
                  September 7, 1998.